SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

April 18, 2007
Acquisition related content currently hosted on, and linked to from webMethods.com

On the homepage (www.webMethods.com):
(1)	Flash animation content as provided by Software AG.

(2)	“News” column highlight [Software AG logo], text link that reads, “Learn more about the acquisition of webMethods by Software AG [link to: http://www.webmethods.com/softwareag]

(3)	“Events” column highlight text: “Software AG and webMethods: Creating an Industry-leading SOA and BPM Product Portfolio”
Acquisition Webinar - Customers
View now on-demand! [link to external registration page
http://www.webmethods.com/Events/2007/Webinar/0411-11am]
Acquisition Webinar - Partners
View now on-demand! [link to external registration page
http://www.webmethods.com/Events/2007/PartnerWebinar/0412-11am]

On the acquisition-related web page (http://www.webmethods.com/softwareag):
1. Flash animation content containing 5 media quotes, links to this page containing industry media quotes: http://www.webmethods.com/softwareag/quotes
2. The following text is displayed on the acquisition-related web page:
Software AG to Acquire webMethods, Inc.
Acquisition will create an industry-leading product portfolio of unmatched depth and breadth.
Over the past four years, Software AG has achieved dramatic growth, with license revenue growing 66% in FY06. Each company’s products are both industry-leading and highly complementary as we share unmatched strengths in the business integration and service-oriented architecture (SOA) markets. In the end, this combination is about growth. It is about scale. It is about creating a broad and significant footprint in a fast-growing market.
When completed, the combined entity will represent a company which is profitable, growing and enjoys a formidable competitive position. In other words, it addresses your desire to safeguard your webMethods investment, allowing you to take advantage of the additional business benefits that our technology has been shown to deliver.

Please check back here for updates on this exciting development.
Best Regards,
David Mitchell
webMethods President and CEO
Related Links
Gartner says “Customers to likely benefit”
[external link to Gartner website:
http://www.gartner.com/DisplayDocument?doc_cd=147972&ref=g_homelink]
Additional industry analyst feedback!
[link to this document: http://www1.webmethods.com/images/sag/analysts.pdf]
Industry media says “it’s big news!”
[link to this page: http://www.webmethods.com/softwareag/quotes]
Answers to commonly asked questions. [coming soon]
(intent is to link to a hosted FAQ document)
Read the news release.
[link to the April 5, 2007 press release:
http://www.webmethods.com/News/PressReleases/Details?pressReleaseDetails_param0=7192]
Letter to webMethods customers.
[link to this hosted document:
http://www.webmethods.com/images/sag/webM_Customer_Letter_040507.html]
More about Software AG.
[link to: http://www.softwareag.com]
Important Information
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement (when available) at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
“Related links” are repeated in the right-hand sidebar of the page.
“Contact Us” link that reads: “Send email regarding the acquisition.”

[email link to: SoftwareAGAcquisitionQuestions@webmethods.com]
“Learn More” links to the Customer and Partner Webinars (repeated from the homepage).

Media Quotes page content (http://www.webmethods.com/softwareag/quotes)
Industry Media Quotes about the Acquisition
“This is huge news in the SOA space, because the combination of Software AG and webMethods is now second only to IBM in terms of both traditional integration and SOA capabilities,” said Jason Bloomberg, an analyst with ZapThink, an SOA market analysis company. “Software AG gets a much stronger North American presence, and they can now leave the likes of TIBCO and Oracle in their dust. Mark my words; Larry Ellison is not going to be happy about this news.” – eWeek
The acquisition will more than double Software AG’s customer base for SOA and Business Process Management (BPM) products in North America, the Germany-based company said this morning in an announcement. With this deal, which is expected to close by the end of the current quarter, Software AG will surpass Oracle Corp., and Tibco Inc. in the SOA/BPM market, making it second only to IBM, analysts said. – searchWebServices
webMethods has some of the best BAM technology out there. It has predictive capabilities, great visualization and a host of other goodies. I think the closest competitor to its BAM capabilities is Tibco. But the combined Software AG and webMethods offering surpasses Tibcos’ platform capabilities. For example, Tibco does not have application composition. – ebizq
I’ve often said that legacy systems are a vast, great, untamed frontier for SOA, and this acquisition may be part of the land rush (or gold rush) to stake more claims in this space. Software AG’s offerings include tools for the Web and SOA-enablement of mainframe and legacy systems. webMethods has also focused on the legacy integration space, so it seems natural that these two should join forces. – ZDNet
The new company is very likely going to become a major player in the crowded SOA market, which has undergone some significant consolidation during the last year. – InfoQ
Streibich said he hopes to position Software AG as a credible rival to IBM and Microsoft, which dominate the high and low ends of the market for business integration software. “Customers want alternatives, and this deal makes us a more viable alternative than ever,” said Streibich. webMethods president and CEO David Mitchell said in an interview he plans to stay on with the combined companies, though in an as yet to be determined capacity. Said Mitchell, “This is going to be a big software company that I am going to place my bets on.” – InformationWeek
The acquisition, the largest by far in Software AG's history, will also position the company to achieve its stated goal of joining the elite club of the 10 to 15 ISVs around the world with annual revenue above $1 billion. That $1 billion is something of a magic figure, according to Matt Durham, vice president of market development for Software AG, because it can tend to make large companies feel more comfortable about doing business with an ISV. – IDG News Service

“Bigger is better in terms of SOA solutions provider survival, regardless of the chatter about the virtues of best-of-breed product approaches.” Plus, it appears that the bigger infrastructure players continue to actively seek the best-of-breed providers that are offering solid SOA solutions. Dana also makes another interesting statement — that not only is SOA governance and management of SOA becoming “the tail that wags the dog of general IT management,” but “perhaps even the way businesses are managed, controlled and directed in total.” – ZDNet
Additionally, the enlarged scale provides a way for webMethods to compete with larger firms such as IBM, Tibco and Oracle. In a recent research note, Neil Macehiter of analyst firm Macehiter Ward-Dutton wrote that, “webMethods has done a good job of exploiting its heritage in application integration and combining it with facilities for implementing and managing a SOA initiative to offer a comprehensive set of service infrastructure capabilities...– IT Week
“The buying behavior right now is really focused on registry and governance,” said webMethods president and CEO David Mitchell, who will be retained by Software AG following the acquisition. “What as experimental and proof-of-concept last year has become fully budgeted and moving into production this year.” He said that over time the adoption of SOA will resemble that of enterprise application integration (EAI), with BPM technology serving as the fundamental layer of a full-blown SOA strategy. – Managing Automation

Related link to external web page that contains the following text:
(http://www.gartner.com/DisplayDocument?doc_cd=147972&ref=g_homelink)
Software AG Aims for SOA Leadership With webMethods Deal
9 April 2007
Massimo Pezzini Benoit J. Lheureux Jess Thompson
With webMethods, Software AG will gain a stronger position in North America and Asia/Pacific, and complementary technology for its service-oriented architecture infrastructure products. Customers will likely benefit.
News Analysis
Event
On 5 April 2007, Software AG, Europe’s largest systems software and service-oriented architecture (SOA) provider, and webMethods, a leading business integration and optimization software company, announced that Software AG will acquire webMethods in a cash deal valued at approximately $546 million. The transaction is expected to close in 2Q07.
Analysis
This deal is a strong statement that Software AG is willing to risk and invest to strengthen its position and pursue its vision of becoming a key player in the SOA infrastructure market. The company’s goals from the acquisition are:
Geographic expansion (primarily in the U.S. but also in the Asia/Pacific region)
Entry into new vertical markets
Growth in customers (via 1,500 webMethods customers, which are loyal, “blue chip” accounts)

The addition of complementary technology
As for webMethods, Gartner believes the acquisition dispels the viability issue that has hindered its growth in recent years.
The deal, once completed, will offer Software AG benefits and raise challenges.
Benefits — Through this deal, Software AG will:
Immediately become one of the top 10 middleware vendors (the two firms’ middleware businesses account for 45% of their combined $850 million in revenue). Strengthen its position in North America (56% of Software AG’s revenue comes from Europe while 62% of webMethods’ revenue comes from North America) and in Asia/Pacific. Gain entry into markets such as telecommunications and manufacturing, where it previously had scant presence. Have an opportunity to leverage the well-known and credible webMethods brand in North America to boost its own awareness. Add a leading integration suite that includes complementary features for business process management, business activity management and composite applications. Gain credibility as provider of business-to-business (B2B) software infrastructure (particularly in the U.S.) with best-in-class B2B SOA capabilities. Have an opportunity, via a combined SOA governance technology offering, to achieve leadership in that discipline. Inherit from webMethods an impressive list of software and systems integrator partners.
Challenges for Software AG will be to:
Retain key technical, marketing and sales people. Software AG lacks a track record in managing an acquisition of comparable size. Retain webMethods’ clients by depicting strategies for the ongoing support of past webMethods products and the evolution of Fabric 7 that communicates the long-term viability of that platform. Develop a road map to reconcile product overlaps into an integrated and coherent architecture.
Software AG customers: Expect to gain a portfolio of leading products and technologies to enhance your SOA infrastructure. However, examine the resultant product road map, since marginal Crossvision products — particularly those from third parties — may be replaced with webMethods technology. webMethods customers: Expect to benefit from increased stability and vision. The long-term viability of key webMethods technologies is reasonably assured, although some marginal products may succumb to Crossvision equivalents. Industry players: Recognize that Software AG will have the potential to become an ever-stronger challenger for its competitors and an appealing partner for systems integrators and complementary software vendors.
Additional research contribution and review: Kimihiko Iijima and Paolo Malinverno
Recommended Reading
“Software AG Challenges SOA Infrastructure Giants” — The company’s new strategy calls for ambitious acquisitions but Software AG has no track record in this area. By Massimo Pezzini and Jess Thompson “New Crossvision Suite Strengthens Software AG” — Crossvision brings together new and updated products in an attractive SOA integration suites. By Massimo Pezzini and Jess Thompson
(You may need to sign in or be a Gartner client to access the documents referenced in this First Take.)
Browse Topics:
Integration Middleware
Service-Oriented Architecture
Software Infrastructure Business Strategies

Web Events page contains the following text and repeats registration links for the Customer Webinar (http://www.webmethods.com/Webinars)
Software AG and webMethods: Creating an Industry-leading SOA and BPM Product Portfolio
View now on-demand!
[link to external registration page http://www.webmethods.com/Events/2007/Webinar/0411-11am]
Speakers:
David Mitchell – President and CEO, webMethods
Kristin Muhlner – Executive Vice President, Product Development, webMethods
Debbie Rosen – Executive Vice President, Worldwide Marketing, webMethods
Software AG’s proposed acquisition of webMethods, Inc. will create an industry-leading SOA and BPM product portfolio with unmatched depth and breadth. webMethods’ Fabric product family combined with Software AG’s Crossvision SOA suite will provide an end-to-end SOA solution that allows the combined client base to more effectively create, manage and govern their business processes.
Why attend this webinar?
Learn how webMethods’ Fabric and Software AG’s Crossvision SOA suite will provide an end-to-end SOA solution
Find out what Software AG’s acquisition of webMethods means to you
Gain access to executives from webMethods in a live Q&A
View now on-demand!
[link to external registration page http://www.webmethods.com/Events/2007/Webinar/0411-11am]

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement (when available) at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.